SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 11-K

(Mark One)

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                  For the fiscal year ended December 31, 1997

                                     OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to ________


     Commission file number 33-24672


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 Star Banc Corporation Thrift Savings 401(k) Plan
                            C/O Star Banc Corporation
                            Human Resources Department
                            425 Walnut Street M.L. 2020
                            Cincinnati, OH  45202

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Star Banc Corporation
                            425 Walnut Street
                            Cincinnati, OH  45202

     SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            STAR BANC CORPORATION
                            THRIFT SAVINGS 401(k) PLAN

                            /s/ Daniel B. Benhase
                            _____________________________________
                            Daniel B. Benhase
                            Executive Vice President


June 29, 1998

                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

                              EIN:  31-0838189
                             PLAN NUMBER:  003


                             FINANCIAL STATEMENTS

                                    AS OF

                          DECEMBER 31, 1997 AND 1996



                              TOGETHER WITH

                             AUDITORS' REPORT

                            STAR BANC CORPORATION
                              EIN:  31-0838189
                              PLAN NUMBER:  003
                            INDEX TO ANNUAL REPORT
                                 ON FORM 11-K




  I.      Financial Statements                                  Page(s)



          (a)  Report of Independent Public Accountants           F-2

          (b)  Statements of Assets Available for              F-3 - F-4
               Benefits (with Fund Information) as of
               December 31, 1997 and 1996

          (c)  Statement of Changes in Assets Available          F-5
               for Benefits (with Fund Information) for the Year Ended December 31, 1997

          (d)  Notes to Financial Statements                   F-6 - F-10

          (e)  Schedules of Assets Held for Investment        F-11 - F-18
               Purposes as of December 31, 1997

          (f)  Schedule of Reportable Transactions               F-19
               for the Year Ended December 31, 1997



 II.      Exhibit

                                                                Exhibit
                                                                Number

          (a)  Consent of Independent Public Accountants          23

                   Report of Independent Public Accountants

To the Board of Directors of
   Star Banc Corporation:

     We have audited the accompanying statements of assets available for benefits with fund information of the STAR BANC CORPORATION THRIFT SAVINGS 401(K) PLAN as of December 31, 1997 and 1996, and the related statement of changes in assets available for benefits with fund information for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                      /s/ Arthur Andersen LLP

Cincinnati, Ohio
June 16, 1998

                            STAR BANC CORPORATION               EIN: 31-0838189
                                                                Plan Number 003
                          THRIFT SAVINGS 401(K) PLAN

      STATEMENT OF ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                            AS OF DECEMBER 31, 1997

                                                                             U.S.
                                       Stable    Employer    Relative  Government      The  Strategic  Growth       Capital
                                        Asset       Stock       Value      Income  Stellar     Income  Equity  Appreciation
                            Total        Fund        Fund        Fund        Fund     Fund       Fund    Fund          Fund

CASH                 $     21,774 $    21,774 $        -- $        -- $       -- $       -- $     -- $     -- $     --

RECEIVABLES:
  Contributions           104,596      10,924      56,200      22,127      2,038     12,044       68      906      289

  Earnings on
    investments           390,059      51,905     331,222          93      6,784         49        2        3        1

INVESTMENTS,
(Note 4):
  Star Bank, N.A.,
    Stable Asset
    Fund               11,021,375  11,021,375          --          --         --         --       --       --       --

  Common Stock of
    Star Banc
    Corporation -
    1,654,716
    Shares             94,939,330          --  94,939,330          --         --         --       --       --       --

  Star Relative
    Value Fund         12,944,896          --          --  12,944,896         --         --       --       --       --

  Star U.S.
    Government
    Income Fund         1,178,745          --          --          --  1,178,745         --       --       --       --

  The Stellar Fund      6,804,806          --          --          --         --  6,804,806       --       --       --

  Star Treasury
    Fund                   13,993          --      13,993          --         --         --       --       --       --

  Star Strategic
    Income Fund           230,493          --          --          --         --         --  230,493       --       --

  Star Growth
    Equity Fund           393,236          --          --          --         --         --       --  393,236       --

  Star Capital
    Appreciation
    Fund                  154,137          --          --          --         --         --       --       --  154,137

  Trust for Short-
    Term U.S.
    Government
    Securities             42,756      42,756          --          --         --         --       --       --       --

  Participant Loans        49,545       9,204      28,995       3,205      1,057      7,084       --       --       --

ASSETS AVAILABLE
  FOR BENEFITS       $128,289,741 $11,157,938 $95,369,740 $12,970,321 $1,188,624 $6,823,983 $230,563 $394,145 $154,427



                 The accompanying notes to financial statements
                     are an integral part of this statement.

                            STAR BANC CORPORATION               EIN: 31-0838189
                                                                Plan Number 003
                          THRIFT SAVINGS 401(K) PLAN

      STATEMENT OF ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                            AS OF DECEMBER 31, 1996


                                                                                               U.S.
                                                        Stable    Employer    Relative   Government        The
                                                         Asset       Stock       Value       Income    Stellar
                                             Total        Fund        Fund        Fund         Fund       Fund

CASH                                   $     5,773 $     5,773 $        -- $        -- $        -- $        --

RECEIVABLES:
  Contributions                             76,200      10,176      38,665      14,298       2,229      10,832

  Earnings on investments                  327,714      54,811     272,806          53           8          36

INVESTMENTS, (Note 4):
  Star Bank, N.A., Stable Asset Fund    10,846,305  10,846,305          --          --          --          --

  Common Stock of Star Banc
    Corporation - 1,721,628 Shares      52,724,858          --  52,724,858          --          --          --

  Star Relative Value Fund               8,665,672          --          --   8,665,672          --          --

  Star U.S. Government Income Fund       1,288,131          --          --          --   1,288,131          --

  The Stellar Fund                       6,072,017          --          --          --          --   6,072,017

  Star Treasury Fund                       125,555          --     125,555          --          --          --

  Trust for Short-Term U.S. Government
    Securities                              51,171      51,171          --          --          --          --

  Participant Loans                         67,211      12,389      37,480       7,381         949       9,012

ASSETS AVAILABLE FOR BENEFITS          $80,250,607 $10,980,625 $53,199,364 $ 8,687,404 $ 1,291,317 $ 6,091,897




                The accompanying notes to financial statements
                     are an integral part of this statement.

                            STAR BANC CORPORATION               EIN: 31-0838189
                                                                Plan Number 003
                          THRIFT SAVINGS 401(K) PLAN

                  STATEMENT OF CHANGES IN ASSETS AVAILABLE

                    FOR BENEFITS (WITH FUND INFORMATION)

                    FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                          U.S.
                                   Stable    Employer    Relative   Government        The  Strategic   Growth       Capital
                                    Asset       Stock       Value       Income    Stellar     Income   Equity  Appreciation
                        Total        Fund        Fund        Fund         Fund       Fund       Fund     Fund          Fund

INCOME FROM
INVESTMENTS:
  Dividends and
    interest     $  1,421,378 $     4,646 $ 1,409,713 $     4,371 $       280 $     2,188 $      11 $     128 $      41
  Net realized
    and
    unrealized
    gains and
    losses,
    including
    income
    from funds     49,575,266     635,883  45,022,988   3,005,136     105,727     768,119     3,755    21,276    12,382

      Net
       invest-
       ment
       income      50,996,644     640,529  46,432,701   3,009,507     106,007     770,307     3,766    21,404    12,423


CONTRIBUTIONS
(Note 3):
  Employees'        5,022,199     491,954   2,707,946   1,093,967      91,422     568,282     5,221    48,596    14,811
  Employer's        2,299,240     265,031   1,220,990     462,947      49,467     274,288     1,695    19,358     5,464
  Internal fund
    transfers              --     590,060  (1,454,029)    702,212     (89,886)   (409,534)  219,885   310,941   130,351

      Net
       contri-
       butions      7,321,439   1,347,045   2,474,907   2,259,126      51,003     433,036   226,801   378,895   150,626

DISTRIBUTIONS TO
  PARTICIPANTS    (10,278,949) (1,810,261) (6,737,232)   (985,716)   (259,703)   (471,257)       (4)   (6,154)   (8,622)

      Net
       increase
       in assets
       available
       for
       benefits    48,039,134     177,313  42,170,376   4,282,917    (102,693)    732,086   230,563   394,145   154,427

ASSETS AVAILABLE
FOR BENEFITS,
  beginning of
    year           80,250,607  10,980,625  53,199,364   8,687,404   1,291,317   6,091,897        --        --        --

ASSETS AVAILABLE
FOR BENEFITS,
  end of year    $128,289,741 $11,157,938 $95,369,740 $12,970,321 $ 1,188,624 $ 6,823,983 $ 230,563 $ 394,145 $ 154,427


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                             STAR BANC CORPORATION              EIN: 31-0838189
                                                                Plan Number 003
                           THRIFT SAVINGS 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996


(1) Plan Description-

(a) Nature of Operations--The Star Banc Corporation Thrift Savings 401(k) Plan (the Plan) was adopted by Star Bank, N.A. (the Bank) on January 1, 1985, and by Star Banc Finance, Inc. on May 1, 1995. The Plan provides eligible employees the opportunity to save for future financial needs by setting aside a portion of their compensation through payroll deductions. On June 14, 1996, Star Banc Corporation merged Star Bank, N.A., Kentucky and Star Bank, N.A., Indiana into the Bank.

(b) Administration--The Plan is administered by a committee (the Plan Administrator) appointed by the Board of Directors of the Bank and is trusteed by StarTrust of Star Bank, N.A. (the Trustee). Administrative expenses of the Plan are paid by the employers.

(c) Participation--The Plan covers all employees of Star Banc Corporation (the Company) and participating affiliates (as defined in the Plan agreement) who have attained age 21 and completed a minimum of one thousand hours in one year of service. At December 31, 1997 and 1996, there were 3,408 and 3,138 active participants, respectively.

(d) Plan Contributions--For the plan year ended December 31, 1996, employees could elect to contribute up to ten percent of their base pay, as defined, to the Plan. Effective January 1, 1997, the Plan was amended to allow employees to contribute up to fifteen percent of their base pay, as defined, to the Plan. Contributions may be subject to certain limitations. Pursuant to
Section 401(k) of the Internal Revenue Code, contributions to the Plan and the earnings therefrom are not subject to federal income taxes until the amounts are subsequently distributed to the participants. The participants' employers make contributions which are equal to the participants' contributions, up to three percent of the participants' base pay. The investment of all contributions to the Plan are participant-directed.

(e) Investments--Contributions are received and invested by the Trustee on a bi-weekly basis. The Trustee invests contributions as directed by each participant (see Note 4). Dividend and interest income and realized and unrealized gains or losses on investments are allocated to individual participant's accounts on a daily basis.

(f) Vesting--A participant is 100% vested upon entering the Plan. Participants who terminate employment receive 100% of contributions and Plan earnings which have been allocated to their accounts. Participants may, after reaching the age of 59 1/2, elect to terminate participation and receive full distribution of their accounts. In addition, participants may apply for hardship withdrawals/loans subject to approval by the Plan Administrator.

(2) Significant Accounting Policies-

(a) Basis of Accounting--The financial statements of the Plan are maintained on the accrual basis of accounting. The financial statements are prepared in accordance with generally accepted accounting principles, which require the use of certain estimates by management in the determination of assets, liabilities and income. Actual results could differ from those estimates.

(b) Investment Valuation--The Plan's investments are valued at market as determined by the Trustee by reference to published market data, except for investments in guaranteed investment contracts of the Stable Asset Fund, which are carried at fair value. Unrealized appreciation or depreciation of investments is reflected currently in the Statement of Changes in Assets Available for Benefits. As of December 31, 1997, approximately 74% of the Plan's assets are invested in the common stock of the Company. As a result, a significant downturn in the securities market or the Company's industry segment could adversely affect the fair market value of the Plan's investment. Earnings on investments include dividends on corporate common stock, interest on temporary investments, and earnings from mutual funds and collective investment funds.

(c) Plan Year--The Plan and all of its records are kept on a calendar-year basis.


(3) Contributions-

Contributions made by employees and amounts contributed by each employer for the year ended December 31, 1997 are as follows:

                                      Employees'      Employer's
                                    Contributions   Contributions
    Star Bank, N.A.                  $4,969,425       $2,278,062
    Star Banc Finance, Inc.              52,774           21,178
                                     $5,022,199       $2,299,240


(4) Investments-

At December 31, 1997 and 1996, the Plan's Stable Asset Fund, Relative Value Fund, U.S. Government Income Fund, The Stellar Fund, Strategic Income Fund, Growth Equity Fund, and Capital Appreciation Fund held investments in a variety of funds managed by the Bank. The following summarizes the nature of the primary underlying assets which comprise the investment portfolio of each of the funds, as well as the employer stock fund.

                        Primary                   Primary
Investment Fund         Investment                Underlying Assets

Stable Asset Fund       Star Stable Asset         Pool of investment
                        Fund (a fund within       contracts issued by
                        Star Bank, N.A.,          a diversified list
                        Pooled Investment         of insurance
                        Trust for Corporate       companies
                        Employee Benefit Plans)

Employer Stock Fund     Common Stock              Star Banc Corporation
                                                  common stock

(4) continued

                        Primary                   Primary
Investment Fund         Investment                Underlying Assets

Relative Value Fund     Star Relative Value       Primarily equity securities,
                        Fund (a mutual fund)      at least 70% in common stocks,
                                                  and a portion in fixed income
                                                  securities.

U.S. Government         Star U.S. Government      At least 65% in securities
Income Fund             Income Fund (a mutual     issued or guaranteed by the
                        fund)                     U.S. government; remainder in
                                                  corporate debt obligations,
                                                  commercial paper, time and
                                                  savings deposits, debt
                                                  securities of foreign issuers,
                                                  mortgage-backed securities and
                                                  asset-backed securities.

The Stellar Fund        The Stellar Fund (a       Not more than 25% in each of
                        mutual fund)              the following securities
                                                  categories:  domestic equity
                                                  securities, domestic fixed
                                                  income securities, inter-
                                                  national equity and fixed
                                                  income securities, real estate
                                                  securities, and precious metal
                                                  securities and/or short-term
                                                  securities.

Strategic Income        Star Strategic Income     At least 65% in income
Fund                    Fund (a mutual fund)      producing securities comprised
                                                  of approximately 40% in U.S.
                                                  government and corporate fixed
                                                  income securities, and 0% to
                                                  20% in each of the following:
                                                  international securities, real
                                                  estate investment trusts,
                                                  domestic equity securities,
                                                  money market securities,
                                                  mortgage-backed securities,
                                                  CMOs, ARMs, and asset-backed
                                                  securities.

Growth Equity Fund      Star Growth Equity Fund   At least 65% in growth-
                        (a mutual fund)           oriented equity securities;
                                                  remainder in domestic debt
                                                  securities, international
                                                  securities, U.S. government
                                                  securities, structured fixed
                                                  income securities, and money
                                                  market instruments.

(4) continued


                        Primary                   Primary
Investment Fund         Investment                Underlying Assets

Capital                 Star Capital              At least 65% in equity
Appreciation Fund       Appreciation Fund         securities of U.S. companies,
                        (a mutual fund)           remainder in domestic debt
                                                  securities, international
                                                  securities, U.S. government
                                                  securities and money market
                                                  instruments.

     Transactions involving funds for which Star Bank, N.A. is the investment adviser or involving Star Banc Corporation Common Stock qualify as party-in-interest transactions. The Bank is the investment adviser for the Star Stable Asset Fund, the Star Relative Value Fund, the Star U.S.
Government Income Fund, The Stellar Fund, the Star Strategic Income Fund, the Star Growth Equity Fund, and the Star Capital Appreciation Fund. Prior to investment, funds awaiting investment in each of the above options or Star Banc Corporation Common Stock are temporarily invested in the Star Treasury Fund, a short-term U.S. Treasury obligation fund for which Star Bank, N.A. is the investment adviser. Funds awaiting annuity distributions are invested in the Trust for Short-Term U.S. Government Securities, a trust fund managed by Federated Securities Corporation.

Investments which represent five percent or more of the Plan's net assets are as follows:


                               December 31, 1997        December 31, 1996
                               Shares/      Fair        Shares/      Fair
                                Units       Value        Units       Value
Star Bank, N.A.,
 Stable Asset Fund           11,021,375  $11,021,375  10,846,305  $10,846,305

Common Stock of Star
 Banc Corporation             1,654,716  $94,939,330   1,721,628  $52,724,858

Star Relative Value Fund        556,052  $12,944,896     469,430  $ 8,665,672

The Stellar Fund                519,848  $ 6,804,806     460,699  $ 6,072,017


(5) Benefits and Withdrawals Payable-

Amounts payable to participants who have terminated their interest in the Plan at December 31, 1997 and December 31, 1996, which were unpaid at those dates, were $693,591 and $939,869, respectively. These amounts are considered as a component of assets available for benefits in the accompanying Statements of Assets Available for Benefits (with Fund Information). Distributions are made on a monthly basis.

(6) Tax Status-

The Plan obtained its latest determination letter on November 14, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan therefore was considered qualified and the related trust tax exempt under the provisions of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1997.

EIN:  31-0838189                                                     SCHEDULE I
Plan Number 003                                                     Page 1 of 8


                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

                              STABLE ASSET FUND

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1997





                                             Shares/                    Current
Identity of Issuer/Asset Description          Units          Cost         Value


* Star Bank, N.A., Stable Asset Fund       11,021,375  $11,021,375  $11,021,375

  Trust for Short-Term U.S. Government
    Securities                                42,756  $     42,756  $    42,756

* Participant Loans,
    interest at 7.0% to 10.0%                     --  $      9,204  $     9,204



  In accordance with Section 2520.103-9, the Plan Administrator hereby certifies that the Plan is in receipt of the most recent annual statement of assets and liabilities of the Star Bank, N.A., Stable Asset Fund, in which the Plan has an investment. In addition, a notice has been received by the Plan from StarTrust of Star Bank, N.A. informing the Plan that the proper procedure was followed in filing a copy of the most recent annual statement of assets and liabilities of the fund in which the Plan has an investment with the Department of Labor. The Employer Identification Number of the fund is 31-6355823.



  *-Represents a party-in-interest transaction

EIN:  31-0838189                                                     SCHEDULE I
Plan Number 003                                                     Page 2 of 8


                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

                             EMPLOYER STOCK FUND

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1997





                                           Shares/                    Current
Identity of Issuer/Asset Description        Units          Cost         Value


* Common Stock of Star Banc Corporation   1,654,716  $20,126,164  $94,939,330

* Star Treasury Fund                         13,993  $    13,993  $    13,993

* Participant Loans,
    interest at 7.0% to 10.0%                    --  $    28,995  $    28,995





  *-Represents a party-in-interest transaction

EIN:  31-0838189                                                     SCHEDULE I
Plan Number 003                                                     Page 3 of 8


                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

                             RELATIVE VALUE FUND

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           AS OF DECEMBER 31, 1997





                                               Shares/                 Current
Identity of Issuer/Asset Description            Units         Cost       Value


* Star Relative Value Fund                     556,052  $8,822,052 $12,944,896

* Participant Loans, interest at 7.0% to 10.0%      --  $    3,205 $     3,205



  *-Represents a party-in-interest transaction

EIN:  31-0838189                                                     SCHEDULE I
Plan Number 003                                                     Page 4 of 8


                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

                          U.S. GOVERNMENT INCOME FUND

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           AS OF DECEMBER 31, 1997





                                                Shares/                Current
Identity of Issuer/Asset Description             Units        Cost       Value


* Star U.S. Government Income Fund              118,705  $1,147,554  $1,178,745

* Participant Loans, interest at 7.0% to 10.0%       --  $    1,057  $    1,057



  *-Represents a party-in-interest transaction

EIN:  31-0838189                                                     SCHEDULE I
Plan Number 003                                                     Page 5 of 8


                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

                              THE STELLAR FUND

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1997





                                                Shares/                 Current
Identity of Issuer/Asset Description             Units       Cost         Value


* The Stellar Fund                              519,848  $6,343,789  $6,804,806

* Participant Loans, interest at 7.0% to 10.0%       --  $    7,084  $    7,084




  *-Represents a party-in-interest transaction

EIN:  31-0838189                                                     SCHEDULE I
Plan Number 003                                                     Page 6 of 8


                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

                            STRATEGIC INCOME FUND

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1997





                                                Shares/                 Current
Identity of Issuer/Asset Description             Units       Cost         Value


* Strategic Income Fund                          21,868  $  232,788  $  230,493




  *-Represents a party-in-interest transaction

EIN:  31-0838189                                                     SCHEDULE I
Plan Number 003                                                     Page 7 of 8


                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

                              GROWTH EQUITY FUND

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1997





                                                Shares/                 Current
Identity of Issuer/Asset Description             Units       Cost         Value


* Growth Equity Fund                             24,125  $  403,550  $  393,236




  *-Represents a party-in-interest transaction

EIN:  31-0838189                                                     SCHEDULE I
Plan Number 003                                                     Page 8 of 8


                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

                           CAPITAL APPRECIATION FUND

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1997





                                                Shares/                 Current
Identity of Issuer/Asset Description             Units       Cost         Value


* Capital Appreciation Fund                      13,299  $  179,365  $  154,137




  *-Represents a party-in-interest transaction


EIN:  31-0838189                                                                       SCHEDULE II
Plan Number 003
                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

              ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                Current
                                                                                 Value
                                       Aggregate     Aggregate      Cost of    of Asset on     Net
                                       Purchase       Selling       Assets     Transaction    Gain
   Description of Asset                  Price         Price         Sold        Date       or (Loss)

By Asset:

Star Banc Corporation Common Stock  $  4,871,579  $  3,698,495  $    929,616       (A)    $2,768,879

Star Treasury Fund                    24,556,659    24,651,560    24,651,560       (A)            --

Star Bank, N.A., Stable Asset Fund     2,644,953     3,079,284     3,079,284       (A)            --

Star Relative Value Fund               3,188,630     1,621,973     1,086,596       (A)       535,377


By Broker:

Morgan Stanley                         4,822,291     3,697,428       929,348       (A)     2,768,080



(A) The current value of all assets acquired or disposed of, at the time of acquisition or disposition, is equal to the purchase price or selling price, respectively.